May 6, 2005

Mail Stop 4561

Justin P. DiNorscia
President
IPI Fundraising, Inc.
4 Mill Park Court
Newark, DE  19713

Re:	IPI Fundraising, Inc.
      Amendment No. 1 to Registration Statement on Form S-4 Filed
April 26, 2005
      Registration No. 333-122696

Dear Mr. DiNorscia:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to Comment No. 3 from our previous comment letter. Item 19(a)(7) of Form S-4 is not limited to compensation paid by the surviving corporation to officers and directors of the surviving corporation. In light of the fact that all of the entities that will be merged into IPI Fundraising are entities under common control and the fact that IPI Fundraising is a newly-created entity formed solely in order to effect the proposed merger, we believe that executive compensation paid to each of the officers or directors by any of Imprints Plus, FundraisingDirect.com or BF Acquisition is appropriate disclosure. Please revise accordingly.

2. We note your representation that the basic terms of the proposed merger were first articulated to shareholders of Imprints Plus in the private offering memorandum used in connection with the 2004 private offerings of common stock. Supplementally, please provide us with a copy of the private offering memorandums given to purchasers in the private offerings.

3. We note your response to prior comment 4, which identifies the signatories to the stockholder consents. It is not clear, however, whether there were other stockholders of these entities who received a solicitation of consent to the merger. Please provide a more detailed description of how you conducted the private placement, including how the private offering memorandums were distributed. Also provide a more detailed description of how you solicited shareholder consents. Finally, please tell us the exemption from registration under the Securities Act that you relied upon in connection with the consent solicitation.

Cover Page

4. We have reviewed your revisions in response to Comment No. 5 from our previous comment letter. Please limit the disclosure found on the cover page to information called for by Item 501(b) of Regulation
S-B as well as information that is key to an investment decision.

5. We re-issue Comment No. 6 from our previous comment letter.
Item
501(a)(5) of Regulation S-B requires that the cross-reference to the
"Risk Factors" section of the prospectus be highlighted by
prominent
type or in another manner.  Please revise to highlight the cross-
reference using bold or italicized type.   Placing the cross-
reference in all capital letters impedes the readability rather than enhancing it.

6. We re-issue Comment No. 7 from our previous comment letter. We are unable to locate disclosure regarding the number of common and preferred shares being registered by the Form S-4 on the cover page of the prospectus. It appears that you revised the facing page of the registration statement to include this information. You are also required to include this information on the prospectus cover page. See Item 501(a)(2) of Regulation S-B.

Summary

	IPI Fundraising Common Stock is Freely Transferable by Non-
Affiliates, page 16

7. Please briefly describe the Sales Restriction Agreements referenced under this heading.

	Imprints` Plus Reasons for the Merger, page 18

8. We note the strategic relationship that Imprints Plus and FundraisingDirect.com had prior to the proposed merger and the fact that customers of FundraisingDirect.com typically ended up being customers of Imprints Plus. In light of these facts, it is not clear how the consolidation of these entities will result in the "increase in sales derived from access to FundraisingDirect`s previously developed but under-utilized extensive database of potential customers." Considering that Mr. DiNorscia controlled both entities and the interactive nature of the relationship between these two entities, it is not clear why Imprints Plus would not have had access to or benefited from this database. Please revise or advise.

9. We refer to the bullet point that projects profits going forward based on the fact that "FundraisingDirect will no longer be separately charged for products and services." It is not clear what this statement means. If this implies that certain charges were borne by both Imprints Plus and FundraisingDirect in connection with its sales, please revise to better explain what costs were duplicative.

Risk Factors

	Imprints Plus` and FundraisingDirect`s quarterly operating
results may fluctuate 	significantly in the future as a result
of a
variety of factors, many of which are outside of 	its control,
page
24

10. A number of the bullet points under this heading appear to be items that are not outside of the control of IPI Fundraising. For example, pricing structures, the ability to enter into agreements, the timing of its marketing efforts and expansion costs all appear to be largely within the control of IPI. Please revise to remove the implication that these specific risks are outside of the company`s control.

	Imprints Plus` inability to continue to successfully
implement
their newly adopted "Ship 	to the Seller" program could
negatively
affect their future revenues, page 25

11. We note the last sentence in the risk factor that refers to the possibility that higher oil prices could lead to increases in shipping costs. Please revise to indicate whether higher oil prices have had this effect and include a discussion in MD&A relating to the fact that your "Ship to the Seller" program is susceptible to higher oil prices, including a discussion of what effects have occurred as a result of higher oil prices.

	Imprints Plus` Management Has Conflicts of Interest, page 28

12. We have reviewed your response to Comment No. 24 from our previous comment letter. Supplementally, please clarify your statement that the unaffiliated partner who is 50 percent owner of the property has "the same or a similar arrangement with each tenant in the industrial park that it has with the DiNorscia`s." For example, does this arrangement include how the rent is calculated? Our original comment asked how the rental amounts were considered to be at fair market value. Please advise.

The Merger

	Background of the Merger, page 30

13. We note your statement that Mr. DiNorscia was a member of and controlled each of the boards of directors of the companies that are parties to the merger agreement. It appears that there were three directors of BF Acquisition at the time that it considered the merger proposal, so it is not clear how he controlled the Board of Directors. Please clarify whether the statement regarding "control" refers to voting control of the securities or whether it refers to control of the Board`s proceedings.

	Imprints Plus` Reasons for the Merger; Actions of the
Imprints
Plus Board of Directors 	and Stockholders, page 31

14. We note your response to prior comment 31. Please further revise to clarify why the factors you have listed caused the board not to engage in independent financial advisor. For example, did the board conclude that a fairness opinion was not necessary or in the best interests of shareholders? Provide similar clarification relating to the BF Acquisition and FundraisingDirect boards.

15. Please expand the first bullet point under this heading to describe in more detail how the merger is an integral part of Imprints Plus` and FundraisingDirect`s financial, marketing, growth and capital raising plans. The discussion of the two-step reorganization plan, which you cross-reference, does not clearly describe this factor.

16. Please expand the third bullet point to explain in more detail how the IPI Fundraising/Imprints Plus exchange ratio is an integral part of Imprints Plus` and Fundraising Direct`s previously contemplated overall merger structure.

17. We have reviewed your response to Comment No. 35 from our previous comment letter and your reference to the bullet point that discusses the dilution to existing holders of Imprints Plus common stock as a result of the exchange ratios. Please expand your disclosure under this bullet point to quantify the dilution to holders of Imprints Plus common stock as a result of the exchange ratios.

The Merger

	"Substantially all" test, page 40

18. We refer to the statement, "In our view, if no controlling shareholder of any constituent corporation elects to dissent, the merger will qualify as a merger." It is not clear whether this statement comes from the company or tax counsel. Please revise to indicate this. In addition, if the company is making this statement, it appears that it is making a legal conclusion that it is not qualified to make. Such a statement should be based upon advice from counsel and should be included in the consent filed by counsel. Please revise or advise.

	Continuity of interest, page 40

19. Please revise your disclosure to include a discussion of how the proposed merger meets the "continuity of interest" requirement.

Terms of the Merger Agreement

	Exchange Ratios, page 50

20. We note your statement that the exchange ratios were based, in part, on "Imprints Plus` fiscal year end gross sales compared to FundraisingDirect`s fiscal year end gross sales." Please expand your disclosure to discuss how this affected the exchange ratios. In connection with this, we note your disclosure elsewhere that the exchange ratios were largely set in place when the private offerings of Imprints Plus common stock were made. If adjustments were made to the exchange ratios as described in the private offering memorandums as a result of fiscal year end gross sales of Imprints Plus and FundraisingDirect, please discuss this. If no adjustments were made, please advise us as to how the gross sales affected the exchange ratios.

21. Please provide a more detailed discussion of the reorganization transaction between BF Acquisition and FundraisingDirect. Clarify how the consideration in this phase of the reorganization affected the exchange ratios in the second step.

Security Ownership of Certain Beneficial Owners, page 61

22. We note your response to prior comment 51. Until the petition for divorce has been granted, it appears that the same beneficial ownership should be attributed to both Mr. and Mrs. DiNorscia. Please revise the ownership table and include footnote disclosure that explains the pending divorce and other circumstances outlined in your response letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

	Results of Operations, page 64

23. We have read and considered your response to our previous comment
no. 54.   In SEC Financial Reporting Release 35, the SEC states
that
transition reports must include prior year information comparable to
the transition period.   Comparable year information may be un-
audited and all information required under Items 303 of Regulation
S-
K must be provided in the transition report.   As a result, please
revise MD&A to provide a discussion of changes in results of operations between the nine months ended September 30, 2004 and the comparable period in 2003.

24. We have reviewed your revisions in response to Comment No. 55 from our previous comment letter, and we re-issue the comment. Your revisions discuss the reduction in the sales represented by your traditional sales method and the increase in sales under the "Ship to the Seller" program but does not address the reasons why the aggregate revenues decreased and net losses increased. Please revise to discuss the factors that contributed to these material changes.

25. We note that, in response to Comment No. 57 from our previous comment letter, you deleted the "cumulative effect of a change in accounting principals" as a factor that contributed to the increase in net losses of Imprints Plus. Please revise to include a more robust discussion of the factors that did contribute to the increase in losses. We further note that, even after adding back the results from the fourth quarter, the company experienced increased net losses.

	Significant trends, developments and uncertainties, page 66

26. We refer to the introductory sentence under this heading which states that, "Imprints Plus has seen continued growth in all segments of its industry." Please identify the segments within its industry and provide a basis for the statement that all segments have experienced continued growth. Also, please clarify whether the statement refers to Imprints Plus`s results or the state of the industry in which Imprints Plus operates.

	Results of Operations, page 72

27. We have reviewed your revisions in response to Comment No. 65 from our previous comment letter. Please revise your disclosure to quantify the amount of the vendor`s rebate.

Forward-Looking Information, page 81

28. We refer to your statement that, "neither their management nor any other persons assumes responsibility for the accuracy and completeness of such statements." It is not appropriate for the company or its management to disclaim responsibility for statements contained in the prospectus. Please revise to remove this statement.

Financial Statements

General

29. Continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Pro Forma Financial Data

30. Your response to comment 67 does not fully address our request for supplemental explanation relating to the reporting of the merger.
Describe the reasons supporting the presentation of the merger through pro forma financial statements, as opposed to restatement of the historical financial statements. Explain how you considered the procedural guidance in paragraphs D16 through D17 of SFAS 141.

Also, with respect to the historical financial statements presented here and elsewhere in the filing, explain your basis under GAAP for including separate financial statements for each entity, as opposed to combined financial statements. Refer to paragraphs 22 and 23 of ARB 51.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition

31. We have reviewed your response to comment 70.   Please expand
the
revenue recognition policy disclosures for both BF Acquisition
Group
III Inc. and Imprints Plus Inc. to disclose the major terms of your revenue generating arrangements and how revenue is recorded in accordance to SAB 104 and EITF 99-19.

Part II

	Undertakings, page 85

32. We have reviewed your response to Comment No. 75 from our previous comment letter. Because the undertakings in Item 512(g) of
Regulation S-K relate specifically to registration statements on Form
S-4, we continue to believe that inclusion of those undertakings is appropriate. Please revise as previously requested.

Tax Opinion

33. We note that the tax opinion filed with the registration statement appears as Exhibit D to the Agreement and Plan of Merger, which is included in the prospectus/information statement as Annex A.
We also note that you have not filed a tax opinion as an exhibit to the registration statement, as required by Item 601(b)(8) of Regulation S-B. Supplementally, please tell us whether the tax opinion you will file as Exhibit 8.1 to the registration statement is the same as the opinion filed as Exhibit D to Annex A. We have raised additional comments on the Annex A tax opinion, assuming that you will file the same opinion as Exhibit 8.1 to the registration statement. Please advise us if that is not the case.

34. We note that counsel refers to the "documents enumerated in our opinion" and includes the term, "Documents" which is not defined in the tax opinion. We are unable to locate any discussion of the specific documents that counsel examined in connection with the opinion, except for a Certificate supplied by each of the constituent corporations. Please have counsel revise to indicate which documents it examined in connection with the tax opinion.

35. We refer to item 4 under the discussion of the Certificates provided by each of the constituent corporations. It appears that tax counsel is relying upon a statement from management indicating that management believes that it will comply with the "continuity of interest" test. Since the "continuity of interest" test is a legal standard and one of the fundamental bases upon which determination of whether the merger will be tax-free, it is not appropriate for tax counsel to rely on management`s assessment of whether each company will comply with this test. Please have tax counsel remove this statement.

36. We note your response to prior comment 79. We would not object to counsel relying on the companies` financial statements; however, we continue to believe that counsel must opine on any legal matters that are crucial to determining the status of the merger under
Section 368 of the Internal Revenue Code. Please provide a revised opinion that omits this statement from the Certificate.

37. We note that tax counsel assumes "the due authorization, due formation or due creation, as the case may be, and valid existence in good standing of each party." It`s not clear why this information would not be included in the Officer`s Certificate provided by each of the companies and why counsel would need to assume the information in order to offer its tax opinion. Please advise.

38. The assumptions regarding due authorization, execution and delivery and the valid and binding nature of the agreements appear to be legal conclusions that are critical to counsel`s opinion. Please provide a revised opinion that omits these assumptions, or tell us why you believe they are appropriate.

39. Please ensure that the opinions expressed in counsel`s letter are consistent with the disclosure on page 39 of the prospectus, which describes counsel`s opinion. Currently, the disclosure suggests that counsel is opining on matters that are not addressed in the opinion letter. Similarly, please provide a revised opinion that specifically references the applicable sections of the Internal Revenue Code.

40. We note your response to prior comment 80. Tax counsel`s position does not relieve you of the requirement to provide a tax opinion as an exhibit to the registration statement, and shareholders receiving the prospectus must be able to rely on that opinion.
Please provide a tax opinion that omits the limitation on reliance.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Wilson Lee at (202) 551-3468 or Jorge
Bonilla,
Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at
(202) 551-3780 with any other questions.


Sincerely,




							Karen J. Garnett
							Assistant Director

cc:	David M. Bovi, Esq. (via facsimile)
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IPI Fundraising, Inc.
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